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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. _____________)

Williams Controls, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

969465

(CUSIP Number)

American Industrial Partners Capital Fund III, L.P.

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:

Robert G. Marks Kirkland & Ellis 655 Fifteenth Street, NW Suite 1200 Washington, D.C. 20005 (202) 879-5000	Dennis Bunday 14100 SW 72nd Avenue Portland, OR 97224 (887) 330-9820

July 1, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 969465	13D	Page 2 of 17
Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

American Industrial Partners Capital Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]

(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER

SHARES

BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		15,294,117

EACH	9	SOLE DISPOSITIVE POWER

REPORTING

PERSON	10	SHARED DISPOSITIVE POWER

WITH		15,294,117

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,294,117 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.8%

14	TYPE OF REPORTING PERSON*

PN

* SEE INSTRUCTIONS.

CUSIP No. 969465	13D	Page 3 of 17
Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

American Industrial Partners III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]

(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER

SHARES

BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		15,294,117

EACH	9	SOLE DISPOSITIVE POWER

REPORTING

PERSON	10	SHARED DISPOSITIVE POWER

WITH		15,294,117

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,294,117 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.8%

14	TYPE OF REPORTING PERSON*

PN

* SEE INSTRUCTIONS.

CUSIP No. 969465	13D	Page 4 of 17
Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

American Industrial Partners III Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]

(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER

SHARES

BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		15,294,117

EACH	9	SOLE DISPOSITIVE POWER

REPORTING

PERSON	10	SHARED DISPOSITIVE POWER

WITH		15,294,117

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,294,117 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.8%

14	TYPE OF REPORTING PERSON*

CO

* SEE INSTRUCTIONS.

CUSIP No. 969465	13D	Page 5 of 17
Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

W. Richard Bingham

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]

(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER

SHARES

BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		15,294,117

EACH	9	SOLE DISPOSITIVE POWER

REPORTING

PERSON	10	SHARED DISPOSITIVE POWER

WITH		15,294,117

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,294,117 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.8%

14	TYPE OF REPORTING PERSON*

IN

ITEM 1.  SECURITY AND ISSUER.

     This Statement relates to the Common Stock, par value $.01 (the “Common Stock”) of Williams Controls, Inc., a Delaware corporation (the “Issuer”) into which the Issuer's Series B Preferred Stock, 15% Redeemable Convertible Series, par value per $.01 share (the “Series B Preferred Stock”) is convertible. The address of the principal executive office of the Issuer is 1400 SW 72nd Avenue, Portland, OR 97224.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Statement is being filed by American Industrial Partners Capital Fund III, L.P., a Delaware limited partnership (“AIP Fund III”), American Industrial Partners III, L.P., a Delaware limited partnership (“AIP III”), American Industrial Partners III Corporation, a Delaware corporation (“AIP Corporation”) and W. Richard Bingham, an individual (collectively, the “Reporting Persons” and each a “Reporting Person”).

     (a)-(c) The principal offices of the Reporting Persons are located at One Maritime Plaza, Suite 2525, San Francisco, California 94111. AIP Fund III, AIP III and AIP Corporation are principally engaged in the business of investing in businesses. AIP III is the sole general partner of AIP Fund III and AIP Corporation is the sole general partner of AIP III. Mr. Bingham is, or may be considered to be, the controlling stockholder of AIP Corporation.

     The executive officers of AIP Corporation are as follows: Mr. Bingham is the President and Theodore C. Rogers is Secretary. Messrs. Bingham and Rogers are members of the Board of Directors of AIP Corporation. Mr. Rogers’ principal place of business is 551 Fifth Avenue, New York, NY 10176. Mr. Bingham’s principal business address is One Maritime Plaza, Suite 2525, San Francisco, California 94111. Messrs. Bingham and Rogers are citizens of the United States of America. The present principal occupation or employment of Mr. Bingham is serving in his position with AIP Corporation and as President and a member of the Board of Directors of AIP Corporation. The present principal occupation or employment of Mr. Rogers is serving in his position with AIP Corporation and as Secretary and a member of the Board of Directors of AIP Corporation.

     A joint filing agreement of the Reporting Persons is attached hereto as Exhibit 1.

     (d)-(e) During the last five years, none of the Reporting Persons nor any of the officers or directors listed above, of AIP Corporation, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)        See above.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source of funds for AIP Fund III’s acquisition of 130,000 shares of Series B Preferred Stock (convertible into 15,294,117 shares of Common Stock as of the date such Series B Preferred Stock was issued) pursuant to the Stock Purchase Agreement referred to below was funds committed to AIP Fund III by its partners pursuant to a partnership agreement previously entered into with such partners. Pursuant to the Series B Preferred Stock Purchase Agreement, dated as of May 31, 2002 (the “Stock Purchase Agreement”), between AIP Fund III, the Issuer and certain other purchasers named therein, AIP Fund III paid a purchase price of $100 per share for 130,000 shares of Series B Preferred Stock, for an aggregate purchase price of $13,000,000.

ITEM 4.  PURPOSE OF TRANSACTION.

     (a)      The information in Item 3 above is incorporated herein by reference. The shares of Series B Preferred Stock acquired by AIP Fund III have been acquired solely for the purpose of investment.

     Each of the Reporting Persons acquired beneficial ownership of the 130,000 shares of Series B Preferred Stock and the 15,294,117 shares of Common Stock into which such Series B Stock was convertible just after the issuance of the Series B Preferred Stock (representing approximately 32.8% of the outstanding shares of the Common Stock as of the date of such issuance) pursuant to the Stock Purchase Agreement.

     In addition, in connection with the execution and delivery of the Stock Purchase Agreement, AIP Fund III entered into the Shareholders Agreement, Registration Rights Agreement, Management Services Agreement and is a beneficiary of the Voting Agreement (each as described in Item 6 below), which contain provisions regarding, among other things, the acquisition, disposition and voting of shares of the Series B Preferred Stock, Common Stock, and certain other securities of the Issuer by the parties to such agreements, as well as certain provisions regarding the composition of the Issuer’s Board of Directors (the “Board”).

     (b)      Not applicable.

     (c)      Not applicable.

     (d)      Pursuant to the rights granted to the holders of the Series B Preferred Stock under the Issuer’s Certificate to Provide for the Designation, Preferences, Rights, Qualifications, Limitations or Restrictions Thereof, of the Series B Preferred Stock (the “Certificate of Designation”), the holders of the Series B Preferred Stock are entitled to elect a minimum majority of the Board. Such minimum majority shall initially be four (4) of seven (7) directors. Furthermore, pursuant to resolutions passed by the Board before the transaction contemplated under the Stock Purchase Agreement (the “Transaction”) took place, upon the occurrence of the Transaction, three of the Board’s former directors resigned and three directors designated by AIP Fund III were appointed to the Board. The seventh director will be appointed by the holders of the Series B Preferred Stock in the future.

     The foregoing discussion of the change in the board of directors is qualified in its entirety by reference to the Certificate of Designation filed with this Schedule 13D as Exhibit 2 and is incorporated herein by reference.

     (e)      In connection with the Transaction, the Issuer will redeem all of its outstanding 12% Secured Subordinated Debentures for a total of $5,000,000.

               Additionally, the Issuer conducted an exchange offer (the “Exchange Offer”) pursuant to which it offered to exchange all of its shares of Series A Preferred Stock, 71/2% Redeemable Convertible Series (the “Series A Preferred Stock”) for Series A-1 Preferred Stock, Non-Redeemable Convertible Series (the “Series A-1 Preferred Stock”). Such exchange offer is scheduled to close on July 11, 2002. The principal differences between the Series A Preferred Stock and the Series A-1 Preferred Stock are described below.

     (A)     Dividends. The Series A Preferred Stock has dividend rights, which, in the long-term, are superior compared to the Series A-1 Preferred Stock. Series A Preferred Stock has 17.5% cumulative dividends per share per year, payable quarterly in arrears when and as declared by the Board. The dividend rate for the Series A Preferred will increase by 2.5% per quarter from and after July 1, 2002 up to a maximum of 24% per share per year. Payment of accrued but unpaid dividends on the Series A Preferred Stock is senior to the payment of any dividends on the Issuer’s outstanding Common Stock.

               The right of any holder of Series A Preferred Stock tendered in the Exchange Offer to receive any accrued but unpaid dividends on the Series A Preferred Stock will be forfeited. However, preferred dividends on the Series A-1 Preferred Stock will accrue on a daily basis from and including the date of issuance to and including September 30, 2002 at a rate sufficient to cause dividends to have accrued on each share of Series A-1 Preferred Stock as of September 30, 2002 in an amount equal to the dividends accrued but unpaid on each share of Series A Preferred Stock prior to the exchange. After September 30, 2002, no additional dividends will accrue on the Series A-1 Preferred Stock. If the Issuer declares or pays any dividends on its Common Stock, the holders of Series A-1 Preferred Stock will have the right to receive dividends in the amount which would have been declared and paid with respect to the Common Stock issuable upon conversion of the Series A-1 Preferred Stock had all of the outstanding shares of Series A-1 Preferred Stock been converted prior to the date as of which the record holders of Common Stock entitled to such dividends is determined.

               Accrued but unpaid dividends on the Series A-1 Preferred Stock may be converted, but accrued but unpaid dividends on the Series A Preferred Stock are not subject to conversion. Additionally, if shares of Series B Preferred Stock are outstanding, the holders of a majority of the outstanding shares will have to approve the payment of any dividends by the Issuer.

     (B)     Conversion Price. The price at which the Series A-1 Preferred Stock is convertible into shares of the Issuer’s Common Stock is much lower than the price at which the Series A Preferred Stock converts. Each share of Series A-1 Preferred Stock was, just prior to the Transaction, convertible into Common Stock at $0.66 per share. Each share of Series A Preferred Stock was, just prior to the Transaction, convertible into Common Stock at a price of $2.54 per share (the conversion price of the Series A Preferred Stock was originally $2.75 per share, but was adjusted as a result of the issuance of convertible subordinated debt in April 2000 and as a result of the issuance of secured subordinated debt in February 2001). However, the conversion price of the Series A Preferred Stock will likely be adjusted downward as a result of the issuance of the shares of Series B Preferred Stock.

               For both the Series A Preferred Stock and Series A-1 Preferred Stock, the current conversion price is subject to adjustment if, among other things, the Issuer sells or distributes common stock, options or warrants to purchase common stock or securities convertible into common stock at a price below the preferred stock conversion price. In each case, the amount of the adjustment is set forth in the certificates of designation for both the Series A Preferred Stock and the Series A-1 Preferred Stock. Additionally, the conversion price of the Series A-1 Preferred Stock may be adjusted in the event of any mandatory conversion in connection with a change of control.

               The conversion price of the Series A Preferred Stock will likely be adjusted downward as a result of the sale of the shares of the Series B Preferred Stock. However, there will not be any adjustment to the conversion price of the Series A-1 Preferred Stock as a result of the sale of the shares of Series B Preferred Stock

     (C)     Voluntary Conversion. Both the Series A-1 Preferred Stock and Series A Preferred Stock are convertible into shares of Common Stock at the election of the stockholder. The Series A-1 Preferred Stock is convertible into a much greater number of shares of Common Stock than the Series A Preferred Stock. Also, upon conversion, any dividends on the Series A-1 Preferred Stock which have accrued but are unpaid at the time of conversion will be converted into Common Stock, whereas no accrued dividends on the Series A Preferred Stock are convertible. There are certain conditions described below that must be satisfied before the holders of Series A-1 Preferred Stock may convert their shares. There are no conditions to the voluntary conversion of the Series A Preferred Stock.

               Each holder of Series A Preferred Stock has the right at any time to convert any or all of his shares into shares of Common Stock at the conversion price in effect at the time of the conversion. The number of shares of Common Stock issuable upon conversion equals the number of shares of Series A Preferred Stock being converted multiplied by $100 then divided by the conversion price.

               Each holder of Series A-1 Preferred Stock has the right at any time after the first to occur of (i) the third anniversary of the Effective Date (the “Third Anniversary”) or (ii) a change of control of the Issuer to convert any or all of his shares into shares of Common Stock at the conversion price in effect at the time of the conversion. A holder may voluntarily convert his shares prior to such time only if the average of the closing bid price of the Common Stock as listed on the over the counter bulletin board (the “OTC Bulletin Board”), or wherever the Common Stock then trades, for 12 of the 13 weeks preceding the date of voluntary conversion is greater than or equal to $1.00 per share. The number of shares of Common Stock issuable upon conversion equals the number of shares of Series A-1 Preferred Stock being converted multiplied by the sum of $100 plus accrued and unpaid dividends, then divided by the conversion price, which, as discussed above, is initially $0.66 per share. The number of shares of Common Stock issuable upon conversion of each share of Series A-1 Preferred, assuming no adjustment of the conversion price and assuming no dividends have accrued, is approximately 151.5151. A “change of control” occurs if a person or group of related persons (a) acquires more than fifty percent of the shares of Common Stock outstanding on a “fully diluted basis”, whether by merger, stock purchase, recapitalization, redemption, issuance of capital stock or otherwise, or (b) acquires assets constituting all or substantially all of the Issuer’s assets.

     (D)     Mandatory Conversion. Both the Series A-1 Preferred Stock and Series A Preferred Stock are convertible into shares of Common Stock at the Issuer’s option. The Issuer may convert all, but not less than all, of the shares then outstanding. The conditions which must be satisfied before the Issuer can force the conversion of the shares of Series A-1 Preferred Stock and Series A Preferred Stock vary between the series, as do the terms of the conversion.

               The Series A Preferred Stock is not subject to mandatory conversion unless and until (i) the shares of Common Stock issued upon conversion of the Series A Preferred Stock have been registered under the Securities Act of 1933, as amended (the “Securities Act”), and the registration is then effective, (ii) the average of the closing bid price of the Common Stock as listed on the National Association of Securities Dealers Automated Quotation System, the New York Stock Exchange, the American Stock Exchange or wherever the Common Stock then trades is at least 150% of the conversion price for 20 trading days within a 30 day consecutive trading day period ending no more than ten days prior to the date that the Issuer notifies the holders of Series A Preferred of its intention to convert them. The Issuer must give notice of its election to convert all of the Series A Preferred Stock at least 30, but no more than 45, days prior to the date that the conversion will be effective. Upon the mandatory conversion of the Series A Preferred Stock, the Issuer is obligated to pay all accrued and unpaid dividends through the date of conversion. The number of shares of Common Stock issuable upon mandatory conversion is the same as in a voluntary conversion.

               The Series A-1 Preferred Stock is not subject to mandatory conversion until the first to occur of (a) the Third Anniversary, or (b) in connection with a change of control, and then only if the shares of Common Stock to be issued upon conversion of the Series A-1 Preferred Stock have been registered under the Securities Act and the registration is then effective. The Series A-1 Preferred Stock is subject to mandatory conversion following the Third Anniversary (unless there is a change of control) only if the average weekly closing bid price of the Common Stock as listed on the OTC Bulletin Board or wherever the Common Stock then trades is greater than or equal to the conversion price (initially $0.66 per share) for a period of 12 out of 13 consecutive weeks ending no more than ten days prior to the prior to the date that the Issuer notifies the holders of Series A Preferred Stock of its intention to convert them. The Issuer must give notice of its election to convert all of the Series A-1 Preferred Stock at least 15, but no more than 45, days prior to the date set for conversion. The number of shares issuable upon mandatory conversion of the Series A-1 Preferred Stock is the same as in a voluntary conversion, except that, in the event of any mandatory conversion in connection with a change of control, the shares of Series A-1 Preferred Stock will convert at the price per share to be received at the closing of the change of control by the holders of Common Stock if it is less than the conversion price then in effect.

     (E)     The Issuer’s Optional Redemption Rights. The Series A-1 Preferred Stock is not subject to redemption. The Issuer may redeem Series A Preferred Stock at any time after April 21, 2001. The redemption price per share of Series A Preferred Stock is $100.00 per share, plus any accumulated and unpaid dividends. Prior to any redemption, the holders of Series A Preferred Stock have the right to convert their shares of Series A Preferred Stock into Common Stock based on the conversion price.

     (F)     Voting Rights. The Series A-1 Preferred Stock and Series A Preferred Stock have generally the same voting rights. Both the Series A-1 Preferred Stock and Series A Preferred Stock vote with the Common Stock, and for the first two years following its issuance, the Series B Preferred Stock as a single class are entitled to elect a minimum majority of the directors on the Board. Each of the Series A-1 Preferred Stock and Series A Preferred Stock are entitled to vote as a separate class on any proposal which would amend, alter, change, or repeal any of the express terms of the Series A-1 Preferred Stock or Series A Preferred Stock, respectively. On all other matters subject to a vote of the Issuer’s stockholders, both Series A-1 Preferred Stock and Series A Preferred Stock vote with the Common Stock and Series B Preferred Stock as a single class. The only significant difference is that the holders of Series A Preferred Stock are also entitled to vote as a separate class on any action which would create, authorize or issue any class or series of capital stock rating equal senior in priority to the Series A Preferred Stock as to dividends or distributions, or any obligation or security convertible into shares of any such senior stock.

               However, in any matter upon which the Series A-1 Preferred Stock and Series A Preferred Stock are entitled to vote, the number of votes per share of Series A-1 Preferred Stock will be greater than the number of votes per share of Series A Preferred Stock. In any vote of the Issuer’s stockholders in which the Series A-1 Preferred Stock or Series A Preferred Stock are entitled to vote, the holders of Series A-1 Preferred Stock and Series A Preferred Stock are entitled to a number of votes equal to the number of shares into which their shares of Series A-1 Preferred Stock or Series A Preferred Stock, as applicable, may then be converted. Thus, because the Series A-1 Preferred Stock is convertible into a greater number of shares of Common Stock than the Series A Preferred Stock, the holder of Series A-1 Preferred Stock will have a greater number of votes per share.

     (G)     Liquidation Rights. Holders of Series A-1 Preferred Stock have a liquidation preference equal to the greater of $100.00 per share, plus accrued but unpaid dividends, or the value of the Common Stock issuable upon conversion of the Series A-1 Preferred Stock had all of the outstanding Series A-1 Preferred Stock been converted immediately prior to the liquidation. The holders of Series A Preferred Stock have a liquidation preference of $100.00 per share, plus accrued but unpaid dividends. In each case, the amount upon any liquidation will partially depend on the amount of the accrued but unpaid dividends. As the Series A Preferred Stock accrues dividends in excess of the dividends which will accrue on the shares of Series A-1 Preferred Stock, the holders of Series A Preferred Stock may receive more per share in the event of the liquidation of the Issuer.

               The Series A-1 Preferred Stock will be senior to the Series A Preferred Stock, and both the Series A-1 Preferred Stock and Series A Preferred Stock will be senior to our Common Stock. Both the Series A-1 Preferred Stock and the Series A Preferred Stock are junior to the Series B Preferred Stock.

               The foregoing discussion of the Exchange Offer is qualified in its entirety by reference to the Issuer's Schedule TO (Amendment No. 1) filed on June 11, 2002 as amended by the Issuer's Schedule TO (Amendment No. 2) filed on July 3, 2002, both of which are incorporated herein by reference.

     (f)      Not applicable.

     (g)     The information set forth in Item 4(d) above is incorporated herein by reference.

     (h)     Not applicable.

     (i)      Not applicable.

     (j)      Not applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) AIP Fund III may be deemed to beneficially own 130,000 shares of Series B Preferred Stock, representing approximately 86.7% of the outstanding shares of Series B Preferred Stock. Immediately after giving effect to the Transaction, such stock was convertible into 15,294,117 shares of Common Stock, representing approximately 32.8% of the outstanding shares of Common Stock at that time. However, as the Series B Preferred Stock accrues dividends on a daily basis and such accrued dividends are also convertible into Common Stock, the number of shares of Common Stock into which the Series B Preferred Stock is convertible and the percentage of outstanding shares of Common Stock AIP Fund III's 130,000 shares of Series B Preferred Stock represents, will increase accordingly. Additionally, the closing of the Exchange Offer will likely affect the percentage of outstanding shares of Common Stock AIP Fund III's 130,000 shares of Series B Preferred Stock represents. Each of AIP III, AIP Corporation and Mr. Bingham, exclusively through their direct or indirect control of AIP Fund III, indirectly beneficially own the 130,000 shares of Series B Preferred Stock and the Common Stock into which such shares are convertible directly beneficially owned by AIP Fund III. Each of the Reporting Persons may be deemed to have sole voting and dispositive powers over the 130,000 shares of the Series B Preferred Stock and the shares of Common Stock into which such shares are convertible by virtue of the fact that AIP Fund III directly beneficially owns such shares, AIP III is the general partner of AIP Fund III, AIP Corporation is the general partner of AIP III and Mr. Bingham is, or may be considered to be, a controlling stockholder of AIP Corporation. Additionally, pursuant to the terms of the Shareholders Agreement described in Item 6 hereof, each of the Reporting Persons may be deemed to have certain voting and/or drag-along rights with respect to all 150,000 shares of the Series B Preferred Stock (initially convertible into 17,647,058 shares of Common Stock), and the Common Stock into which such shares are convertible, and over the shares of Series A-1 Preferred Stock (when issued) and the Common Stock into which such shares are convertible, owned by certain holders of such shares by virtue of the fact that AIP Fund III is a party to the Shareholders Agreement, AIP III is the general partner of AIP Fund III, AIP Corporation is the general partner of AIP III and Mr. Bingham is, or may be considered to be, a controlling stockholder of AIP Corporation.

      The foregoing discussion of the Series B Preferred Stock is qualified in its entirety by reference to the Certificate of Designation filed with this Schedule 13D as Exhibit 2, which is incorporated herein by reference.

     (c)      Not Applicable.

     (d)      Not Applicable.

     (e)      Not Applicable.

     Pursuant to the Shareholders Agreement described in Item 6 hereof, the Reporting Persons have certain rights and obligations with respect to shares of Series B Preferred Stock and shares of Series A-1 Preferred Stock beneficially owned (or to be beneficially owned upon issuance of the Series A-1 Preferred Stock). While the Reporting Persons do not believe that they constitute a “Group” with the other parties to the Shareholders Agreement by virtue of the terms of the Shareholders Agreement, if they were considered such a “Group”, then they would be deemed to beneficially own certain shares beneficially owned by the other parties to the Shareholders Agreement. The Reporting Persons expressly disclaim beneficial ownership of any of those shares except as stated above.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The information set forth in Items 3 and 4 above is incorporated herein by reference.

     Stock Purchase Agreement. Pursuant to the Stock Purchase Agreement, AIP Fund III purchased 130,000 shares of Series B Preferred Stock for an aggregate of $13,000,000. The foregoing discussion of the Stock Purchase Agreement is qualified in its entirety by reference to the Stock Purchase Agreement filed with this Schedule 13D as Exhibit 3, which is incorporated herein by reference.

     Shareholders Agreement. The Shareholders Agreement, dated as of July 1, 2002, between the Issuer, AIP Fund III (together with its affiliates, “AIP”) and the other parties thereto (the “Shareholders Agreement”) provides, among other things, for the rights, obligations and restrictions listed below.

     (A)     Tag-Along Rights. With respect to any proposed transfer, sale or other disposition for value (collectively, a “transfer”), other than pursuant to Exempt Transfers (as defined in the Shareholders Agreement), by AIP of more than five percent in the aggregate over the term of the Shareholders Agreement of the number of shares that AIP held as of the Effective Date to any proposed purchaser, each other holder of shares of the Series B Preferred Stock (each, a “Co-Investor”) shall have the right and option to participate in such transfer in the same proportion, at the same price and upon the same terms and conditions as AIP (other than any management or transaction fees payable to AIP): provided, however, that Co-Investors comply with certain conditions necessary to effect the proposed transfer.

     (B)     Bring-Along Rights. If AIP at any time from time to time seeks a transfer (other than a transfer pursuant to an Exempt Transfer), to a proposed purchaser of any of its shares of Series B Preferred Stock, upon the request of AIP, each Co-Investor will sell to such proposed purchaser at the same price and upon the same terms and conditions as AIP (other than any management or transaction fees payable to AIP), the number of shares of Series B Preferred Stock equal to the product of the number of such shares then held by such Co-Investor multiplied by a fraction, the numerator of which is the total number of shares of Series B Preferred Stock that AIP proposes for the Co-Investors to transfer and the denominator of which is the total number of shares of Series B Preferred Stock.

     (C)     Restrictions on Transfer. Prior to the first to occur of (i) the Third Anniversary or (ii) a Change of Control (as defined in the Shareholders Agreement), except for a Permitted Transfer (as defined in the Shareholders Agreement), each Co-Investor agrees not to, directly or indirectly, offer, transfer, sell, assign, pledge, hypothecate, encumber or otherwise dispose of any shares of the Series B Preferred Stock or the Series A-1 Preferred Stock without the prior written consent of AIP and the Company.

     (D)     Restrictions on Purchase. Each Co-Investor agrees not to, directly or indirectly, purchase any shares of Common Stock, Series A Preferred Stock, Series A-1 Preferred Stock, Series B Preferred Stock or other Stock (as defined in the Shareholders Agreement) of the Issuer (collectively, “Issuer Stock”), without the prior written consent of the Issuer until the earlier of (i) the Third Anniversary, and (ii) a Change of Control; provided, however, that such Co-Investor may directly or indirectly purchase any shares Issuer Stock without the prior written consent of the Issuer at any time so long as the average weekly closing bid price of the Common Stock as listed on the OTC Bulletin Board or wherever the Common Stock then trades shall be greater than or equal to $1.00 for a period of at least twelve out of thirteen consecutive weeks ending no more than ten days prior to the date such Co-Investor consummates such purchase.

     (E)     Voting Requirements. From and after the Effective Date and until the date that is the first anniversary of the Effective Date, each Co-Investor shall vote all of its shares of Series B Preferred Stock and all of its shares of Series A-1 Preferred Stock over which such Co-Investor has voting control with AIP on all matters related to the election of the Board only, and shall take all other necessary or desirable actions within its control to effect such vote as reasonably requested by AIP. From and after the Effective Date and until the date that is the second anniversary of the Effective Date, each Co-Investor shall vote all of its shares of Series B Preferred Stock over which such Co-Investor has voting control with AIP on all matters related to the election of the Board only, and shall take all other necessary or desirable actions within its control to effect such vote as reasonably requested by AIP. From and after the Effective Date and until the date on which AIP no longer owns a majority of the shares of the Series B Preferred Stock, each Co-Investor shall vote all of its shares of Series B Preferred Stock over which such Co-Investor has voting control with AIP on all matters, and shall take all other necessary or desirable actions within its control to effect such vote as reasonably requested by AIP.

     (F)     Right of First Offer. If at any time any of the Co-Investors proposes to transfer any shares of Series B Preferred Stock (except for Permitted Transfers), then such Co-Investor will, not fewer than fifteen business days prior to making such transfer, give notice (the “First Offer Right Notice”) to AIP specifying the number of shares of Series B Preferred Stock to be transferred (the “Offered Stock”), the price (the “Price”) and the other terms and conditions upon which such Co-Investor proposes to transfer such Offered Stock. The First Offer Right Notice will constitute an irrevocable offer to transfer all of the Offered Stock to AIP at the Price and on the terms specified in the First Offer Right Notice. AIP will have ten business days after its receipt of the First Offer Right Notice during which to notify the Co-Investor in writing of its election to purchase all or any portion of the Offered Stock.

     The foregoing discussion of the Shareholders Agreement is qualified in its entirety by reference to the Shareholders Agreement filed with this Schedule 13D as Exhibit 4, which is incorporated herein by reference.

     Registration Rights Agreement. The Registration Rights Agreement dated as of July 1, 2002 between AIP Fund III, the Company and the other parties thereto provides that as soon as possible, but in no event later than 180 days after the date thereof, the Issuer shall file with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act for the registration of any or all of the shares into which the Series B Preferred Stock is convertible, pursuant to Rule 415 of the Securities Act under which any or all of such shares may be sold. The Registration Rights Agreement also includes other provisions typically found in a Registration Rights Agreement. The foregoing discussion of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement filed with this Schedule 13D as Exhibit 5, which is incorporated herein by reference.

     Voting Agreement. The Voting Agreement dated as of July 1, 2002 by Taglich Brothers, Inc. (“Taglich”) in favor of AIP Fund III (the “Voting Agreement”) provides that Taglich will vote all of the shares of Series A Preferred Stock and Series B Preferred Stock over which it has voting control pursuant to voting proxies, in favor of an amendment to the Issuer’s Certificate of Incorporation expressly electing not to be governed by Section 203 of the Delaware General Corporation Law. The foregoing discussion of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement filed with this Schedule 13D as Exhibit 6, which is incorporated herein by reference.

     Management Services Agreement. The Management Services Agreement dated as of July 1, 2002 between American Industrial Partners, a Delaware general partnership (“American Industrial Partners”), and the Issuer (the “Management Services Agreement”) provides that, in consideration of management and advisory services previously provided and to be provided by American Industrial Partners to the Issuer, the Issuer agrees to pay American Industrial Partners:

     (A)     an advisory fee of $850,000, which fee was paid as of July 1, 2002;

     (B)     subject to certain conditions precedent, an annual management fee payable in quarterly installments in advance on January 1, April 1, July 1 and October 1 (or the next succeeding business day, if such day is not a business day) of each year, commencing July 1, 2002, equal to $400,000, plus 3% of any debt outstanding (including accrued interest thereon) of the Issuer or its subsidiaries as of the first day of the applicable quarterly payment period which is owned or guaranteed by AIP III or any of its affiliates; provided, that such annual fee shall be reduced by 50% beginning the first day of any quarterly period following the conversion of all shares of AIP Fund III’s Series B Preferred Stock into Common Stock; and

     (C)     advisory and/or structuring fees in connection with significant business transactions of the Company (including, without limitation, acquisitions, investments and financings in amounts comparable for similarly situated companies.

     The foregoing discussion of the Management Services Agreement is qualified in its entirety by reference to the Management Services Agreement filed with this Schedule 13D as Exhibit 7, which is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     1.     Joint Filing Agreement, dated as of July 2, 2002, by and among AIP Fund III, AIP III and AIP Corporation.

     2.     Certificate to Provide for the Designation, Preferences, Rights, Qualifications, Limitations or Restrictions Thereof, of the Series B Preferred Stock, 15% Redeemable Convertible Series.

     3.     Stock Purchase Agreement, dated as of May 31, 2002, by and among AIP Fund III, the Issuer and certain other parties thereto.

     4.     Shareholders Agreement, dated as of July 1, 2002, by and among AIP, the Issuer and the other parties thereto.

     5.     Registration Rights Agreement, dated as of July 1, 2002, by and among AIP Fund III, the Issuer and the other parties thereto.

     6.     Voting Agreement, dated as of July 1, 2002, by Taglich in favor of AIP Fund III.

     7.     Management Services Agreement, dated as of July 2, 2002, by and among American Industrial Partners and the Issuer.

*         *         *         *         *

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2002

AMERICAN INDUSTRIAL PARTNERS CAPITAL FUND III, L.P.

By:	American Industrial Partners III, L.P.
Its:	General Partner

By:	American Industrial Partners III Corporation
Its:	General Partner

By:	/s/ W. RICHARD BINGHAM

Name: W. Richard Bingham
Title: President

AMERICAN INDUSTRIAL PARTNERS III, L.P.

By:	American Industrial Partners III Corporation
Its:	General Partner

By:	/s/ W. RICHARD BINGHAM

Name: W. Richard Bingham
Title: President

AMERICAN INDUSTRIAL PARTNERS III CORPORATION

By:	/s/ W. RICHARD BINGHAM

Name: W. Richard Bingham
Title: President

By:	/s/ W. RICHARD BINGHAM

W. Richard Bingham